Exhibit 99.1

Celsus Therapeutics Announces Appointment of Pablo Jimenez, M.D., to Chief Medical Officer

-- Appointment of Experienced Dermatology CMO to Drive Clinical Advancement of MRX-6 --

NEW YORK and LONDON, October 24, 2013 (GLOBE NEWSWIRE) -- Celsus Therapeutics (OTCQB: CLSXY), an emerging growth, development-stage biopharmaceutical company, announces the appointment of Pablo Jimenez, M.D., to the position of Chief Medical Officer. This appointment reflects Celsus’ continued growth as the company advances the development of its lead clinical asset, MRX-6, a non-steroidal anti-inflammatory cream for the treatment of eczema and other skin inflammatory disorders.

"We are excited to have Dr. Jimenez join the Celsus team," said Gur Roshwalb, Chief Executive Officer of Celsus Therapeutics. "Pablo brings a track record of success in developing dermatology compounds. His wealth of clinical and regulatory experience will be invaluable as we advance our clinical pipeline.”

Dr. Jimenez commented, "There is a significant need for safe and effective non-steroidal anti-inflammatory topical therapies like MRX-6 for patients with eczema. I am excited to join Celsus at such a pivotal time in the company's evolution as it prepares to advance MRX-6 into further clinical trials.”

Dr. Jimenez has served more than two decades as a successful senior pharmaceutical executive in clinical development and medical affairs within the dermatology, wound healing, respiratory, and oncology therapeutic areas. During his tenure at Novartis Pharmaceuticals, Dr. Jimenez held positions of increasing responsibility including: Global Clinical Program Leader of Apligraf®, Global Project Section Leader of Elidel®, Global Brand Medical Director of Xolair®, Global Head of Medical Services and Global Head of Medical Education & Communications. His career has spanned all levels of Development and Medical Affairs, including global roles in the biopharmaceutical industry at Sotio, Human Genome Sciences, Neronyx and OsteoArthritis Sciences.

“Dr. Jimenez has extensive clinical development expertise and knowledge about drug development in immunology and dermatology,” said Professor Paul Carle, Chairman of the Department of Dermatology at Paul Sabatier University, Toulouse, France. “I have had the pleasure of working with Pablo in the past and he brings a special expertise in bringing drugs from the bench to the bedside.”

Dr. Jimenez received his M.D. from Central University School of Medicine in Ecuador and Master’s Certificate in Project Management from the George Washington University School of Business and Public Management. He did his Post-Doctoral research work at Brown University, Division of Biology and Medicine.